Pricing Supplement No. Preliminary Pricing Supplement - Subject to Completion (To Prospectus dated April 20, 2009 and Series L Prospectus Supplement dated April 21, 2009) February 26, 2010	Filed Pursuant to Rule 424(b)2 Registration No. 333-158663

This pricing supplement, which is not complete and may be changed, relates to an effective Registration Statement under the Securities Act of 1933. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these notes in any country or jurisdiction where such an offer would not be permitted.

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10-Year Floating Rate Notes Linked to CMS10, due March __, 2020

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The notes are senior unsecured debt securities issued by Bank of America Corporation. Payments on the notes are subject to our credit risk. The notes provide holders a floating rate based on the CMS10 rate, as described below.

•	The notes will be issued in denominations of whole units. Each unit will have a principal amount of $1,000.

•	We will pay interest on the notes quarterly in arrears on March __, June __, September __, and December of each year, and on the maturity date, beginning on June __, 2010.

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The notes will accrue interest for each quarterly interest period at a floating rate per annum equal to the product of (a) the Participation Rate and (b) the 10-year U.S. Dollar Constant Maturity Swap Rate (“CMS10”). The CMS10 rate is a long-term interest rate that measures the fixed rate of interest payable on a fixed for floating U.S. dollar interest rate swap transaction with a maturity of 10 years.

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The Participation Rate will be determined on the pricing date (as defined below) and will be between 80% and 100%. Due to the Participation Rate, the floating rate payable on the notes may be less than the CMS10 rate. The actual Participation Rate will be set forth in the final pricing supplement that will be made available in connection with sales of the notes.

•	At maturity, you will receive for each unit of your notes a cash payment equal to the $1,000 principal amount, plus any accrued and unpaid interest.

•	The notes may not be redeemed at our option or at your option prior to the maturity date.

•	The notes will not be listed on any securities exchange.

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Each of Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) and its broker-dealer affiliate First Republic Securities Company, LLC (“First Republic”) is acting in its capacity as principal for your account.

•	The CUSIP number for the notes is .

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

	Per Note	Total
Public offering price	100.00%	$
Underwriting discount	2.50%	$

Proceeds (before expenses)	97.50%	$

The notes are unsecured and are not savings accounts, deposits, or other obligations of a bank. The notes are not guaranteed by Bank of America, N.A. (“BANA”) or any other bank, are not insured by the Federal Deposit Insurance Corporation (the “FDIC”) or any other governmental agency and involve investment risks. Potential purchasers of the notes should consider the information under “Risk Factors” beginning on page PS-7.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these notes or passed upon the adequacy or accuracy of this pricing supplement, the accompanying prospectus supplement, or the accompanying prospectus. Any representation to the contrary is a criminal offense.

We will deliver the notes in book-entry form only through The Depository Trust Company on or about March __, 2010 against payment in immediately available funds. Depending on the date the notes are priced for initial sale to the public (the “pricing date”), which may be in March or April 2010, the settlement date may occur in March or April 2010, the maturity date may occur in March or April 2020, and the interest payment dates, and quarterly interest periods may be adjusted accordingly.

Merrill Lynch & Co.

Selling Agent

SUMMARY

This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying prospectus supplement and prospectus to help you understand these notes. You should read carefully the entire pricing supplement, prospectus supplement, and prospectus to understand fully the terms of the notes, as well as the tax and other considerations important to you in making a decision about whether to invest in the notes. In particular, you should review carefully the section in this pricing supplement entitled “Risk Factors,” which highlights a number of risks, to determine whether an investment in the notes is appropriate for you. If information in this pricing supplement is inconsistent with the prospectus supplement or prospectus, this pricing supplement will supersede those documents.

Certain capitalized terms used and not defined in this pricing supplement have the meanings ascribed to them in the prospectus supplement and prospectus.

You are urged to consult with your own attorneys and business and tax advisors before making a decision to purchase any of the notes.

The information in this “Summary” section is qualified in its entirety by the more detailed explanation set forth elsewhere in this pricing supplement and the accompanying prospectus supplement and prospectus. You should rely only on the information contained in this pricing supplement and the accompanying prospectus supplement and prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor either of the selling agents is making an offer to sell these notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this pricing supplement, the accompanying prospectus supplement, and prospectus is accurate only as of the date on their respective front covers.

Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to Bank of America Corporation.

What are the notes?

The notes are senior unsecured debt securities issued by Bank of America Corporation, and are not guaranteed or insured by the FDIC or secured by collateral. The notes will rank equally with all of our other unsecured senior indebtedness from time to time outstanding, and any payments due on the notes, including any repayment of principal, will be subject to our credit risk. The notes are not guaranteed under the FDIC’s Temporary Liquidity Guarantee Program. The notes will mature on March     , 2020.

Will you receive interest on the notes?

Yes. We will pay quarterly interest on the notes. We will pay interest on March     , June     , September     , and December      of each year, and on the maturity date, beginning on June     , 2010.

Interest on the notes will accrue for each quarterly interest period at a floating rate per annum equal to the product of (a) the Participation Rate and (b) the 10-Year U.S. Dollar Constant Maturity Swap Rate (“CMS10”), rounded to three decimal places and calculated on the basis of a 360-day year of twelve 30-day months. The Participation Rate will be between 80% and 100%, and will be determined on the pricing date. The actual Participation Rate will be set forth in the final pricing supplement that will be made available in connection with sales of the notes. See “Description of the Notes—Interest.”

Can we redeem your notes before the maturity date?

No. We will not have the option to redeem the notes prior to the maturity date.

Will you receive your principal at maturity?

Yes. If you hold the notes until maturity, you will receive your principal amount and any accrued and unpaid interest on the notes, subject to our credit risk. See “Risk Factors—Payments on the notes are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the notes.” However, if you sell the notes prior to maturity, you may find that the market value of the notes may be less than the principal amount of the notes.

What is CMS10 and what does it measure?

CMS10 means the 10-year U.S. Dollar Constant Maturity Swap Rate that appears on Reuters page ISDAFIX3 as of 11:00 A.M., New York City time, on the applicable U.S. Government Securities Business Day (as defined below), as determined by the calculation agent. See “Description of the Notes—Interest” below.

CMS10 is a “constant maturity swap rate” that measures the fixed rate of interest payable on a hypothetical fixed-for-floating U.S. dollar interest rate swap transaction with a maturity of 10 years. In such a hypothetical swap transaction, the fixed rate of interest, payable semi-annually, is exchangeable for a floating 3-month LIBOR-based payment stream that is payable quarterly. “LIBOR” is the London interbank offered rate and is a common rate of interest used in the swaps industry. For additional information on CMS10, see the section below, “The 10-Year U.S. Dollar Constant Maturity Swap Rate.”

How has CMS10 performed historically?

We have included a table and a graph showing the historical levels of CMS10 from January 2005 through February 2010, in the section entitled “The 10-Year U.S. Dollar Constant Maturity Swap Rate.” We also have included a graph showing the correlation between the monthly CMS10 relative to the monthly 10-Year Constant Maturity Treasury Rate (“CMT10”) during the same period, as movements in CMS10 have historically been correlated to some extent, but not exactly, to movements in CMT10. We have provided this historical information to help you evaluate the performance of CMS10 in various economic environments; however, past performance of CMS10 is not necessarily indicative of how CMS10 will perform in the future or as to its correlation to the CMT10 or a 10-year treasury bond.

Examples: Set forth below are three examples of the calculation of the amount of interest payable on the notes in a quarterly interest period, based upon a hypothetical Participation Rate of 90%, the midpoint of the Participation Rate range of 80% to 100%. Each hypothetical interest rate payable on the notes set forth below would apply only to the applicable interest period; the actual applicable interest rate in that interest period, or in any other interest period, may be different.

Example 1:

Hypothetical CMS10:	2.500%

In this case, the annualized interest rate payable for the quarterly interest period will be 90% x 2.500% = 2.250%.

For each $1,000 in aggregate principal amount of the notes, the hypothetical payment on the applicable interest payment date for a hypothetical interest period of 91 actual days, using the 30/360 day count, would be calculated as follows:

(a) $1,000 x (b) 2.250% x (c) 90/360 = $5.625

Example 2:

Hypothetical CMS10:	6.000%

In this case, the annualized interest rate payable for the quarterly interest period will be 90% x 6.000% = 5.400%.

For each $1,000 in aggregate principal amount of the notes, the hypothetical payment on the applicable interest payment date for a hypothetical interest period of 91 actual days, using the 30/360 day count, would be calculated as follows:

(a) $1,000 x (b) 5.400% x (c) 90/360 = $13.500

Example 3:

Hypothetical CMS10:	10.000%

In this case, the annualized interest rate payable for the quarterly interest period will be 90% x 10.000% = 9.000%.

For each $1,000 in aggregate principal amount of the notes, the hypothetical payment on the applicable interest payment date for a hypothetical interest period of 91 actual days, using the 30/360 day count, would be calculated as follows:

(a) $1,000 x (b) 9.000% x (c) 90/360 = $22.500

Who will determine the amounts payable on the notes?

A calculation agent will make all payment and other determinations associated with the notes, including determining CMS10 on each interest determination date and the applicable interest rate for each interest period. We have appointed our subsidiary, Merrill Lynch Capital Services, Inc. (“MLCS”), to act as calculation agent for the notes. See the section entitled “Description of the Notes—Role of the Calculation Agent.”

Who are the selling agents for the notes?

MLPF&S and First Republic are acting as our selling agents in connection with this offering and will be compensated based on the total principal amount of notes sold. In this capacity, neither of the selling agents is your fiduciary or advisor, and you should not rely upon any communication from it in connection with the notes as investment advice or a recommendation to purchase the notes. You should make your own investment decision regarding the notes after consulting with your legal, tax, and other advisors.

How are the notes being offered?

We have registered the notes with the SEC in the United States. However, we are not registering the notes for public distribution in any jurisdiction other than the United States. The selling agents may solicit offers to purchase the notes from non-U.S. investors in reliance on available private placement exemptions. See the section entitled “Supplemental Plan of Distribution—Selling Restrictions” in the prospectus supplement.

How are the notes treated for U.S. federal income tax purposes?

The notes will be treated as “variable rate debt instruments.” If you are a Non-U.S. Holder, payments on the notes generally will not be subject to U.S. federal income or withholding tax, as long as you provide us with the required completed tax forms.

See the section entitled “U.S. Federal Income Tax Summary.”

Will the notes be listed on an exchange?

No. The notes will not be listed on any securities exchange, and a market for them may never develop.

Does ERISA impose any limitations on purchases of the notes?

Yes. An employee benefit plan subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974 (commonly referred to as “ERISA”) or a plan that is subject to Section 4975 of the Internal Revenue Code of 1986, as amended, or the “Code,” including individual retirement accounts, individual retirement annuities or Keogh plans, or any entity the assets of which are deemed to be “plan assets” under the ERISA regulations, should not purchase, hold, or dispose of the notes unless that plan or entity has determined that its purchase, holding, or disposition of the notes will not constitute a prohibited transaction under ERISA or Section 4975 of the Code.

Any plan or entity purchasing the notes will be deemed to be representing that it has made such determination, or that a prohibited transaction class exemption (“PTCE”) or other statutory or administrative exemption exists and can be relied upon by such plan or entity. See the section entitled “ERISA Considerations.”

RISK FACTORS

Your investment in the notes entails significant risks. Your decision to purchase the notes should be made only after carefully considering the risks of an investment in the notes, including those discussed below, with your advisors in light of your particular circumstances. The notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the notes or financial matters in general.

The interest rate on the notes may be limited by the Participation Rate. The interest rate that will be applicable to the notes in any quarterly interest period may be limited by the Participation Rate, which will be determined on the pricing date, and will be between 80% and 100%. Accordingly, if the Participation Rate is less than 100%, the interest rate payable on the notes will be less than the CMS10 rate.

Your yield may be less than the yield on a conventional debt security of comparable maturity. The yield that you receive on the notes may be less than the return you would earn if you purchased a more conventional debt security with the same maturity date, such as a fixed-rate security. As a result, your investment in the notes may not reflect the full opportunity cost to you when you consider factors that affect the time value of money.

You must rely on your own evaluation of the merits of an investment linked to U.S. Dollar Constant Maturity Swap Rates. In the ordinary course of their businesses, our affiliates may have expressed views on expected movements in the U.S. Dollar Constant Maturity Swap Rates and related interest rates, and may do so in the future. These views or reports may be communicated to our clients and clients of our affiliates. However, these views are subject to change from time to time. Moreover, other professionals who deal in markets relating to U.S. Dollar Constant Maturity Swap Rates may at any time have significantly different views from those of our affiliates. For these reasons, you are encouraged to derive information concerning the U.S. Dollar Constant Maturity Swap Rates and related interest rates from multiple sources, and you should not rely on the views expressed by our affiliates. Neither the offering of the notes nor any views which our affiliates from time to time may express in the ordinary course of their businesses constitutes a recommendation as to the merits of an investment in the notes.

In seeking to provide you with what we believe to be commercially reasonable terms for the notes, we have considered the costs of developing, hedging, and distributing the notes. In determining the economic terms of the notes, and consequently the potential return on the notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging, and offering the notes. In structuring the economic terms of the notes, we seek to provide you with what we believe to be commercially reasonable terms. The price, if any, at which you could sell your notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the notes, namely the costs associated with the notes, and compensation for developing and hedging the notes. The quoted price of any of our affiliates for the notes could be higher or lower than the original offering price.

Assuming there is no change in market conditions or any other relevant factors, the price, if any, at which the selling agents or another purchaser might be willing to purchase your notes in a secondary market transaction is expected to be lower than the original offering price. This is due to, among other things, the fact that the original offering price includes, and secondary market prices are likely to exclude, the developing and hedging costs associated with the notes.

We cannot assure you that a trading market for your notes will ever develop or be maintained. We will not list the notes on any securities exchange. We cannot predict how the notes will trade in any secondary market or whether that market will be liquid or illiquid.

The development of a trading market for the notes will depend on our financial performance and other factors. The number of potential buyers of your notes in any secondary market may be limited. We anticipate that one or more of the selling agents will act as a market-maker for the notes, but it is not required to do so. Any such selling agent may discontinue its market-making activities as to the notes at any time. To the extent that a selling agent engages in any market-making activities, it may bid for or offer the notes. Any price at which the selling agent may bid for, offer, purchase, or sell any notes may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or completed transactions may affect the prices, if any, at which the notes might otherwise trade in the market.

In addition, if at any time the applicable selling agent were to cease acting as a market-maker as to the notes, it is likely that there would be significantly less liquidity in the secondary market. In such a case, the price at which the notes could be sold likely would be lower than if an active market existed.

If you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than the principal amount of the notes. Unlike savings accounts, certificates of deposit, and other similar investment products, you have no right to have your notes redeemed prior to maturity. If you wish to liquidate your investment in the notes prior to maturity, your only option would be to sell them. At that time, there may be an illiquid market for your notes or no market at all. Even if you were able to sell your notes, there are many factors outside of our control that may affect their market value, some of which, but not all, are stated below. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe the expected impact on the market value of the notes from a change in a specific factor, assuming all other conditions remain constant.

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Changes in Interest Rates. We expect that changes in interest rates will affect the market value of the notes. In general, if U.S. interest rates increase, we expect that the market value of the notes will decrease, and conversely, if U.S. interest rates decrease, we expect that the market value of the notes will increase. However, as U.S. interest rates increase or decrease, the market value of the notes may not decrease or increase in tandem. If you sell your notes when the interest payable on the notes is less than, or expected to be less than, other market interest rates, you may receive less than the principal amount that would be payable at maturity.

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Differences between short-term and long-term interest rates. The difference between short-term and long-term interest rates also may affect the market value of the notes. CMS10 is often considered a long-term interest rate. In general, if the difference between short-term and long-term interest rates narrows, we expect the market value of the notes to decrease. However, in some scenarios, even if the difference between short-term and long-term interest rates widens, the market value of the notes may also be adversely impacted. The difference between long-term interest rates and short-term interest rates is influenced by a number of factors, including (but not limited to) monetary policy, fiscal policy, inflation, and fundamental demand conditions. These factors interrelate in complex, and sometimes ambiguous, ways. Any factor which reduces the supply of or increases the demand for money available for borrowing will generally disproportionately increase short-term interest rates relative to long-term interest rates, thereby potentially affecting the market value of the notes.

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Volatility of Market Interest Rates. Volatility is the term used to describe the size and frequency of market fluctuations. An unsettled international environment and related uncertainties may result in greater interest rate volatility, which may continue over the term of the notes. Increases or decreases in the volatility of the interest rates may have an adverse impact on the market value of the notes.

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Economic and Other Conditions Generally. The general economic conditions of the capital markets in the U.S. and globally, as well as geopolitical conditions and other financial, political, regulatory, and judicial events that affect the capital markets generally, may affect the value of the notes.

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Time to Maturity. We anticipate that the notes may have a market value that may be different from that which would be expected based on the levels of interest rates accruing on the notes. This difference will reflect a time premium or discount due to expectations concerning the difference between such rates and current or future market interest rates. In general, as the time remaining to maturity decreases, the value of notes will approach a value that reflects the remaining interest payments on the notes based on the then-current interest rate accruing on the notes.

In general, assuming all relevant factors are held constant, we anticipate that the effect on the market value of the notes based on a given change in most of the factors listed above will be less if it occurs later in the term of the notes than if it occurs earlier in their term. However, we expect that any positive effect on the market value of the notes of any given increase in CMS10 to be greater if that increase occurs later in the term of the notes than if it occurs earlier in the term of the notes.

Payments on the notes are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the notes. The notes are our senior unsecured debt securities. As a result, your receipt of all payments of interest and principal on the notes is dependent upon our ability to repay our obligations on the applicable payment date. No assurance can be given as to what our financial condition will be at any time during the term of the notes or on the maturity date.

In addition, our credit ratings are an assessment by ratings agencies of our ability to pay our obligations. Consequently, our perceived creditworthiness and actual or anticipated changes in our credit ratings prior to the maturity date of the notes may affect the market value of the notes. However, because your return on the notes depends upon factors in addition to our ability to pay our obligations, such as the difference between the interest rates accruing on the notes and current market interest rates, an improvement in our credit ratings will not reduce the other investment risks related to the notes.

Our trading and hedging activities may create conflicts of interest with you. We or one or more of our affiliates, including the selling agents, may engage in trading activities related to CMS10 that are not for your account or on your behalf. We or one or more of our affiliates, including the selling agents, also may issue, or our affiliates may underwrite, other financial instruments with returns linked to CMS10. We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the amounts due under the notes. We may seek competitive terms in entering into the hedging arrangements for the notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliates. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty. These trading and hedging activities may present a conflict of interest between your interest in the notes and the interests we and our affiliates may have in our proprietary accounts, in facilitating transactions for our other customers, and in accounts under our management.

There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent. Our subsidiary, MLCS, will be the calculation agent for the notes and, as such, will determine the amount of interest to be paid on the notes. Under some circumstances, these duties could result in a conflict of interest between MLCS’s status as our subsidiary and its responsibilities as calculation agent. These conflicts could occur, for instance, in connection with judgments that it would be required to make if CMS10 is unavailable. See the section entitled “Description of the Notes—Unavailability of CMS10.” The calculation agent will be required to carry out its duties in good faith and using its reasonable judgment. However, because we expect to control the calculation agent, potential conflicts of interest could arise.

USE OF PROCEEDS

We will use the net proceeds we receive from the sale of the notes for the purposes described in the accompanying prospectus under “Use of Proceeds.” In addition, we expect that we or our affiliates will use a portion of the net proceeds to hedge our obligations under the notes.

DESCRIPTION OF THE NOTES

General

The notes are part of a series of medium-term notes entitled “Medium-Term Notes, Series L” issued under the Senior Indenture, as amended and supplemented from time to time. The Senior Indenture is described more fully in the accompanying prospectus supplement and prospectus. The following description of the notes supplements the description of the general terms and provisions of the notes and debt securities set forth under the headings “Description of the Notes” in the prospectus supplement and “Description of Debt Securities” in the prospectus. These documents should be read in connection with this pricing supplement.

The notes are issued in denominations of whole units, and each unit will have a principal amount $1,000. The notes will mature on March     , 2020.

Prior to maturity, the notes are not repayable at our option or at your option. The notes are not subject to any sinking fund.

The notes will be issued in book-entry form only.

Interest

Each interest payment due for an interest period will be paid quarterly in arrears on March     , June     , September     , and December      of each year, and on the maturity date, beginning on June     , 2010.

Interest on the notes will accrue for each quarterly interest period at a floating rate per annum equal to the product of (a) the Participation Rate and (b) CMS10, rounded to three decimal places and calculated on the basis of a 360-day year of twelve 30-day months. The Participation Rate will be between 80% and 100%, and will be determined on the pricing date. The actual Participation Rate will be set forth in the final pricing supplement that will be made available in connection with sales of the notes.

CMS10 means the 10-Year U.S. Dollar Constant Maturity Swap Rate that appears on Reuters page ISDAFIX3 as of 11:00 A.M., New York City time, on the applicable U.S. Government Securities Business Day (as defined below), as determined by the calculation agent in the manner described in this pricing supplement.

Each interest period (other than the first quarterly interest period from, and including, the original issue date of the notes to, but excluding, June     , 2010) will commence on, and will include, an interest payment date, and will extend to, but will exclude, the next succeeding interest payment date or the maturity date, as applicable. If any interest payment date, including the maturity date of the notes, falls on a day that is not a business day, no adjustment will be made to the length of the corresponding interest period; however, we will make the required payment on the next business day and no additional interest will accrue in respect of the payment made on the next business day.

The interest rate for each interest period will be reset on the first day of that interest period, which we refer to as the “interest reset date.” For each quarterly interest period, the applicable rate of interest will be determined on the second U.S. Government Securities Business Day preceding the applicable interest reset date (each, an “interest determination date”). The calculation agent will determine the applicable interest rate for each interest period. Once determined by the calculation agent, the applicable interest rate for each quarterly interest period will apply from and including the interest reset date, through, but excluding, the next interest reset date (or the maturity date, as applicable).

A “U.S. Government Securities Business Day” is any day except a Saturday, a Sunday, or a day on which The Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U. S. government securities.

A “business day” means any day other than a day on which banking institutions in New York, New York are authorized or required by law, regulation, or executive order to close or a day on which transactions in U.S. dollars are not conducted.

For as long as the notes are held in book-entry only form, the record date for each payment of interest will be the business day prior to the payment date. If the notes are issued at any time in a form that is other than book-entry only, the regular record date for an interest payment date will be the last day of the calendar month preceding the interest payment date.

Payment at Maturity

On the maturity date, you will be paid the principal amount of the notes and any accrued and unpaid interest on the notes, subject to our credit risk. See “Risk Factors—Payments on the notes are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the notes.”

Unavailability of CMS10

If, on any interest determination date, CMS10 is not quoted on the Reuters Screen ISDAFIX3 Page, or any page substituted for that page, then CMS10 will be determined on the basis of the mid-market semi-annual swap rate quotations provided by three banks chosen by the calculation agent (which may include one of our affiliates) at approximately 11:00 a.m., New York City time, on that date.

For this purpose, the mid-market semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on the basis of a 360-day year consisting of twelve 30-day months, of a fixed-for-floating U.S. dollar interest rate swap transaction with a term equal to 10 years, commencing on the applicable interest reset date and in a representative amount quoted by an acknowledged dealer of good credit in the swap market, and the floating leg, calculated on the actual number of days in a 360-day year, is equivalent to USD-LIBOR-BBA, as quoted on the Reuters Screen LIBOR01 Page at 11:00 a.m., New York City time, with a designated maturity of three months. The calculation agent will request the principal New York City office of each of the three banks chosen by it to provide a quotation of its rate. If at least three quotations are provided, the rate for the relevant interest determination date will be the arithmetic mean of the quotations. If two quotations are provided, the rate for the relevant interest determination date will be the arithmetic mean of the two quotations. If only one quotation is provided, the rate for the relevant interest determination date will equal that one quotation. If no quotations are available, then CMS10 will be the rate the calculation agent, in its sole discretion, determines to be fair and reasonable under the circumstances at approximately 11:00 a.m., New York City time, on the relevant interest determination date.

Role of the Calculation Agent

The calculation agent has the sole discretion to make all determinations regarding the notes, including determinations regarding the applicable interest rate for each interest period, the amount of each interest payment, U.S. Government Securities Business Days, and business days. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

We have initially appointed our subsidiary, MLCS, as the calculation agent, but we may change the calculation agent at any time without notifying you.

Same-Day Settlement and Payment

The notes will be delivered in book-entry form only through DTC against payment by purchasers of the notes in immediately available funds. We will make payments of the principal amount and each interest payment in immediately available funds so long as the notes are maintained in book-entry form.

Events of Default and Rights of Acceleration

If an event of default (as defined in the Senior Indenture) occurs and is continuing, holders of the notes may accelerate the maturity of the notes, as described under “Description of Debt Securities—Events of Default and Rights of Acceleration” in the prospectus. Upon an event of default, you will be entitled to receive only your principal amount, and accrued and unpaid interest, if any, through the acceleration date. In case of an event of default, the notes will not bear a default interest rate.

Listing

The notes will not be listed on any securities exchange.

THE 10-YEAR U.S. DOLLAR CONSTANT MATURITY SWAP RATE

CMS10 means the 10-Year U.S. Dollar Constant Maturity Swap Rate that appears on Reuters page ISDAFIX3 as of 11:00 A.M., New York City time, on the applicable U.S. Government Securities Business Day. CMS10 is a “constant maturity swap rate” that measures the fixed rate of interest payable on a hypothetical fixed-for-floating U.S. dollar interest rate swap transaction with a maturity of 10 years. In such a hypothetical swap transaction, the fixed rate of interest, payable semi-annually on the basis of a 360-day year consisting of twelve 30-day months, is exchangeable for a floating 3-month LIBOR-based payment stream that is payable quarterly on the basis of the actual number of days elapsed during a quarterly period in a 360-day year. “LIBOR” is the London interbank offered rate and is a common rate of interest used in the swaps industry.

The following table sets forth the historical month-end levels of CMS10 from January 2005 through February 2010, which we obtained from Reuters page ISDAFIX3. The historical data on CMS10 is not necessarily indicative of the future performance of CMS10 or what the value of the notes may be. Any historical upward or downward trend in the level of CMS10 during any period set forth below is not an indication that the level of CMS10 is more or less likely to increase or decrease at any time over the term of the notes.

	2005	2006	2007	2008	2009	2010
January	4.531%	5.063%	5.404%	4.310%	2.983%	3.774%
February	4.676%	5.085%	5.105%	4.271%	3.337%	3.695%
March	5.031%	5.393%	5.190%	4.066%	2.887%
April	4.596%	5.607%	5.186%	4.428%	3.225%
May	4.419%	5.633%	5.420%	4.680%	3.783%
June	4.379%	5.788%	5.703%	4.647%	3.751%
July	4.719%	5.556%	5.539%	4.764%	3.807%
August	4.576%	5.313%	5.220%	4.473%	3.644%
September	4.794%	5.161%	5.153%	4.374%	3.443%
October	5.054%	5.210%	5.029%	4.385%	3.625%
November	5.030%	4.956%	4.644%	3.180%	3.324%
December	4.918%	5.187%	4.679%	2.496%	4.009%

The following graph sets forth the historical month-end levels of CMS10 presented in the preceding table. On February 26, 2010, the level of CMS10 was 3.695%.

Movements in CMS10 have historically been correlated to some extent to movements in the 10-Year Constant Maturity Treasury Rate, which expresses the yield to maturity on U.S. Treasury securities with a constant maturity of 10 years. The graph below shows the correlation between the monthly CMS10 relative to the monthly 10-Year Constant Maturity Treasury Rate during the period from January 2005 through February 2010.

SUPPLEMENTAL PLAN OF DISTRIBUTION

Our broker-dealer subsidiaries, MLPF&S and First Republic, will act as our selling agents in connection with the offering of the notes. The selling agents are parties to the Distribution Agreement described in the “Supplemental Plan of Distribution” on page S-12 of the accompanying prospectus supplement.

Each selling agent will receive the compensation set forth on the cover of this pricing supplement as to the notes sold through its efforts. You must have an account with one of the selling agents to purchase the notes.

The selling agents are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)). Accordingly, the offering of the notes will conform to the requirements of NASD Rule 2720.

No selling agent is acting as your fiduciary or advisor, and you should not rely upon any communication from either selling agent in connection with the notes as investment advice or a recommendation to purchase notes. You should make your own investment decision regarding the notes after consulting with your legal, tax, and other advisors.

We may deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than three business days from the pricing date, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement. See “Supplemental Plan of Distribution” on page S-12 of the accompanying prospectus supplement.”

If you place an order to purchase the notes, you are consenting to each of MLPF&S and First Republic acting as a principal in effecting the transaction for your account. Under the terms of our distribution agreement with the selling agents, MLPF&S will purchase the notes from us on the issue date as principal at the purchase price indicated on the cover of this pricing supplement, less the indicated underwriting discount.

The selling agents and any of our other broker-dealer affiliates may use this pricing supplement, and the accompanying prospectus supplement and prospectus for offers and sales in secondary market transactions and market-making transactions in the notes. However, they are not obligated to engage in such secondary market transactions and/or market-making transactions. The selling agents may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

U.S. FEDERAL INCOME TAX SUMMARY

The following summary is not complete and is subject to the qualifications and limitations set forth in the discussion under “U.S. Federal Income Tax Considerations” beginning on page 60 of the attached prospectus, which you should carefully review prior to investing in the notes. For a discussion of the U.S. federal income tax consequences of an investment in the notes, please see the section “U.S. Federal Income Tax Considerations—Taxation of Debt Securities” in the attached prospectus. For purposes of that discussion, the notes will be treated as “variable rate debt securities” that will qualify for treatment as “variable rate debt instruments.”

Under the characterization described above, interest on a note generally will be included in the income of a U.S. Holder as ordinary income at the time it is accrued or is received in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. Upon a sale or other disposition of a note, a U.S. Holder will recognize gain or loss equal to the difference between the amount realized upon the sale or disposition (except to the extent attributable to accrued but unpaid interest) and the U.S. Holder’s tax basis in the note. Any such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the note has been held for more than one year at the time of its sale or disposition. The deductibility of capital losses is subject to limitations.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing, or other employee benefit plan subject to ERISA (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MLPF&S, may be each considered a party in interest within the meaning of ERISA, or a disqualified person within the meaning of the Code, with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the notes are acquired by or with the assets of a Plan with respect to which MLPF&S or any of our other affiliates is a party in interest, unless the notes are acquired under an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

Under ERISA and various PTCEs issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding, or disposition of the notes. Those exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code for certain arm’s-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (the “Service Provider Exemption”).

Because we may be considered a party in interest with respect to many Plans, the notes may not be purchased, held, or disposed of by any Plan, any entity whose underlying assets include plan assets by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing plan assets of any Plan, unless such purchase, holding, or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding, or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the notes will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the notes that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such notes on behalf of or with plan assets of any Plan or with any assets of a governmental, church, or foreign plan that is subject to any federal, state, local, or foreign law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding, and disposition are eligible for exemptive relief or such purchase, holding, and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental, church, or foreign plan, any substantially similar federal, state, local, or foreign law).

The fiduciary investment considerations summarized above generally apply to employee benefit plans maintained by private-sector employers and to individual retirement accounts and other arrangements subject to Section 4975 of the Code, but generally do not apply to governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA), and foreign plans (as described in Section 4(b)(4) of ERISA). However, these other plans may be subject to similar provisions under applicable federal, state, local, foreign, or other regulations, rules, or laws (“similar laws”). The fiduciaries of plans subject to similar laws should also consider the foregoing issues in general terms as well as any further issues arising under the applicable similar laws.

Purchasers of the notes have exclusive responsibility for ensuring that their purchase, holding, and disposition of the notes do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

This discussion is a general summary of some of the rules which apply to benefit plans and their related investment vehicles. This summary does not include all of the investment considerations relevant to Plans and other benefit plan investors such as governmental, church, and foreign plans and should not be construed as legal advice or a legal opinion. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with “plan assets” of any Plan or other benefit plan investor consult with their legal counsel prior to directing any such purchase.